Exhibit 99.1

SILVERCORP METALS INC.
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 24, 2021 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended March 31, 2021, together with the report of the auditor thereon;

2.	to fix the number of directors at five (5);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Only Shareholders of record on August 5, 2021, are entitled to receive notice of and vote at the Meeting or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice. Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders and should refer to the accompanying Information Circular for instructions on how to vote their shares.

As described in the notice and access notification mailed to the Shareholders, the Company will, in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGM2021. The Meeting Materials will be available on this website on August 17, 2021 and will remain on the website for one full year thereafter. Additionally, the Company will post the Meeting Materials under the Company’s profile on SEDAR at www.sedar.com on August 17, 2021. Please review the Information Circular carefully and in full prior to voting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

As of the date of this notice, the Company intends to proceed with the Meeting and encourages you to vote by proxy in advance of the Meeting in light of public health directives and recommendations relating to the ongoing novel coronavirus (“COVID-19”) pandemic and efforts to reduce its spread, including restrictions on in-person gatherings of any size, which continue to be strongly discouraged, and physical distancing requirements, and overarching concern for the wellbeing of Shareholders, directors, their families and others. At a minimum, only registered Shareholders or their duly appointed proxyholders will be permitted to attend the Meeting. Those attending the Meeting in person who are experiencing any of the known COVID-19 symptoms including fever, cough or difficulty breathing will not be permitted to attend the Meeting. Those attending in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings. Note however that, in light of ongoing concerns related to the spread of COVID-19 and the constantly evolving restrictions on the size of public gatherings which are beyond the control of the Company, attendance at the Meeting in person may be difficult or not permitted. Accordingly, we encourage you to vote by proxy in advance of the Meeting.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at Vancouver, British Columbia, this 13th day of August 2021

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.